January 16, 2014

Robert F. Telewicz, Jr.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Compliance & Risk Management Solutions, Inc.
Registration Statement on Form S-1
Filed December 4, 2013
File No. 333-192647

Dear Mr. Telewicz:

On behalf of our client, Compliance & Risk Management Solutions, Inc. (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on December 4, 2013 (the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated December 27, 2013 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

●	Disclose that you are an emerging growth company;

●	Describe how and when a company may lose emerging growth company status; and

●	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:   In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: Please be advised that the Company does not intend to present any written communications to investors other than this prospectus.  In addition, no broker or dealer will participate in the Company’s offering and there have been no research reports that have been published or that will be distributed.

3.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:  Please be advised that the Company does not intend to use any graphics, maps, photographs, related captions or other artwork, including logos in connection with this prospectus.

Prospectus Cover Page

4.
We note that you have included the subject to completion legend on the prospectus cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

Response:  Please be advised that the Company does not intend to use the prospectus prior to the registration statement being declared effective.

5.	Please revise the cover page of your prospectus to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Response:  In response to the Staff’s comment, the cover page and summary have been revised as requested.

6.	Please revise to include an affirmative statement that proceeds from the sale of the Company Shares will not be placed in an escrow or trust account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response:  In response to the Staff’s comment, an affirmative statement that proceeds from the sale of the Company Shares will not be placed in an escrow or trust account has been included.

7.
Please revise your disclosure to include the anticipated net proceeds from the offering to both you and the selling shareholders. You may wish to show this information assuming the sale of 25%, 50%, 75%, and 100% of the shares you are offering, similar to your disclosure on page 15. Refer to Item 501(b)(3) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has included anticipated net proceeds from the offering to both the Company and the selling shareholders.

Prospectus Summary, page 4

8.
We note your disclosure on page 4 that you will focus on building a network of recruiters and consultants. We further note your disclosure on pages 28-29, indicating that you will enter into contractual agreements with recruiters and consultants. Please clarify whether you currently have entered into any contractual agreements with any recruiters or consultants in connection with your two existing clients, or otherwise.

Response:  In response to the Staff’s comment, the requested clarification has been provided.

9.
We note your disclosure on page 4 that you will develop a database of GRC technology solutions. We also note your disclosure on page 37, stating that you have started developing such a database. However, on page 30, you disclose that you have entered into no reseller agreements or separate technology service agreements. Please clarify whether you have acquired any GRC technology solutions or software to date, and whether you have identified any potential GRC technology solutions to acquire.

Response:  In response to the Staff’s comment, disclosure has been included to clarify the definition of these databases and to also affirmatively state that no such solutions or software have been acquired, nor have acquisition targets been identified.

10.
We note your disclosure on page 4 that upon the completion of building your Business Infrastructure, which appears to include the hiring of recruiters and consultants, you intend to launch a sales and marketing campaign. However, we also note your disclosure on page 14, indicating that you intend to use offering proceeds primarily for sales, marketing, and advertising purposes, and that you do not intend to use any offering proceeds to hire recruiters or consultants. Please reconcile these disclosures and explain how you intend to provide staffing and consulting services to clients without recruiters and consultants.

Response; In response to the Staff’s comment, additional disclosure has been included to clarify that the Company intends to hire recruiters and consultants on either a commission basis or on project basis as new clients are engaged.   All recruiters and consultants will be independent contractors.

11.
We note your disclosure on page 4 that you intend to develop an internal Contact Communication System (CCS). We also note your disclosure on page 31 regarding your development of a Centralized Contact System (CCS). Please clarify whether these disclosures refer to the same system, and please explain the purpose of the system(s).

Response:  In response to the Staff’s comment, the requested disclosure has been included.

Risk Factors, page 7

12.
We note your risk factor disclosure regarding your controlling stockholder, Mountain Laurel Holdings, Inc. Please expand upon your disclosure here or elsewhere, as appropriate, to provide a description of Mountain Laurel Holdings, Inc.’s business and your relationship with them. We note that Mary Ellen Schloth, the sole shareholder of Mountain Laurel Holdings, Inc., signed the articles of incorporation and material agreements attached as exhibits to your registration statement. Please disclose Mrs. Schloth’s current and past affiliations with your company.

Response:  In response to the Staff’s comment, the requested disclosure has been added under “Risk Factors” and “Certain Relationships and Related Transactions.”

13.
We note your risk factor disclosure on page 8 that conflicts of interest between you and your sole officer and director, Christopher Neuert, may arise from Mr. Neuert’s other business interests. Please identify here or elsewhere, as appropriate, Mr. Neuert’s affiliation with other business entities and provide more detail regarding Mr. Neuert’s relationship with them.

Response:  In response to the Staff’s comment, the requested disclosure has been included.

14.
We note your disclosure on page 11 that the offering price of the shares was based upon the price that the shares were sold in private placements, with an increase “based on the fact that the shares will be liquid and registered.” Please revise to state that there is no guarantee that the shares will be liquid. In addition, we note that on page 15 you disclose that the offering price was arbitrarily determined. Please reconcile this with your disclosure on page 11 concerning how you determined the offering price.

Response:  In response to the Staff’s comment, the requested disclosure has been included.  In addition, the disclosure under “Determination of Offering Price” has been revised to reconcile and conform to the earlier disclosure regarding the offering price.

Selling Shareholders, page 16

15.
We note your disclosure on page 16 that “except as indicated in the notes to the table,” none of the selling shareholders held any position or office with the Company, nor are any of the selling shareholders associates or affiliates of your officers or directors. We further note that the notes to the table do not disclose any such affiliations. Please revise or advise.

Response:  In response to the Staff’s comment, the disclosure has been revised to clarify that there are no affiliations between the selling shareholders and the Company’s officers and directors

Plan of Distribution, page 18

16.
We note your disclosure that Mr. Neuert will offer your common stock to individuals and corporations with whom he has an existing or past pre-existing business or personal relationship. Please provide more detail regarding the methods by which Mr. Neuert intends to offer the securities.

Response:  In response to the Staff’s comment, additional detail regarding the methods by which Mr. Neuert intends to offer the securities has been included.

State Securities – Blue Sky Laws, page 21

17.	We note your reference to being a shell company on page 21. Please revise or advise.

Response:  The reference to the Company being a shell company has been removed.

Business Risk Mitigation Trends, page 27

18.
We note your references on page 27, and elsewhere, to a 2013 Global Risk Management Survey conducted by Deloitte & Touche LLP. We also note your reference on page 32 to a February 2013 Report by the American Staffing Association, and on page 36 to an Ernst & Young survey. Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Please confirm that any other industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert’s consent as an exhibit to the registration statement. The requested information should be filed as EDGAR correspondence, or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response:  Please be advised that the Company has removed from the Amendment all references to: the 2013 Global Risk Management Survey conducted by Deloitte and Touche LLP; February 2013 Report by the American Staffing Association and the Ernst & Young survey.

Our Growth Strategy, page 28

19.
We note your disclosure on page 28 that you intend to hire recruiters and consultants. We also note your disclosure on page 39 that you do not expect any significant additions to the number of employees. Please reconcile these disclosures.

Response:  In response to the Staff’s comment, disclosure has been included to clarify that any recruiters or consultants engaged by the Company will be on an independent contractor basis.

20.
We note your disclosure that you intend to expand your global footprint. Please provide more detail, including your expertise and experience in international markets and whether you will be seeking clients organized in the U.S. or in jurisdictions outside the U.S.

Response:  In response to the Staff’s comment, the disclosure relating to increasing the Company’s global footprint has been deleted as the Company has determined that it will not be seeking international clients for at least the next two years.

Our Consulting Services, page 30

21.
We note your disclosure that you have two clients to whom you provide consulting services. Please expand your disclosure to identify your clients, describe their principal business, and to state your relationship to them, if any. In addition, please state the specific consulting services you provide to the two clients.

Response:  In response to the Staff’s comments, the requested additional disclosure has been included.

22.
We note your disclosure that delivery services are being provided for your two clients through your agreement with Ocean Cross Business Solutions Group. Please explain what you mean by “delivery services.”

Response:  In response to the Staff’s comment, additional disclosure explaining “delivery services” has been included.

The Professional Services Consulting Industry, page 32

23.
We note your disclosure that there are no universally recognized market leaders in the professional services consulting industry. Please expand your disclosure to state some of the larger global firms that provide risk management consulting services, which you will compete against.

Response: In response to the Staff’s comment, the requested additional disclosure has been included.

24.	Please tell us how you arrived at 18,000 restricted shares being eligible for sale pursuant to Rule 144 as of February 1, 2014.

Response:  The disclosure has been revised.  No restricted shares will be eligible for sale pursuant to Rule 144 as of February 1, 2014.

Affiliates, page 34

25.	We note your reference on page 34 to this filing as Form 10. Please revise.

Response:  In response to the Staff’s comment, the disclosure has been revised as requested.

Management’s Discussion and Analysis . . ., page 36

26.
We note from disclosures on page 15 that the offering price of the common stock has been arbitrarily determined and bear no relationship to any objective criterion of value. However, we also note from disclosures within Note 3 on page F-9 that you have issued shares of common stock ranging in price from $0.01 per share to $0.05 per share. For each equity issuance since inception, please expand your disclosures to discuss significant factors, assumptions, and valuation techniques used in estimating the fair value of the securities issued and explain any significant factors contributing to the difference between the fair values of the equity issuances as of the grant date versus your offering price.

Response:  In response to the Staff’s comment, the requested additional disclosure has been included.

Liquidity and Capital Resources, page 38

27.
We note your disclosure on page 38 that you need to either borrow funds from your officers or raise additional capital. We also note your disclosure on page 39 that you believe that the funds available to the Company will be sufficient to continue your business for the next 12 months. Please reconcile these disclosures. In addition, please expand upon your disclosure to state your anticipated expenditures during the next twelve months in executing your plan of operation.

Response:  In response to the Staff’s comment, the requested additional disclosure has been included.

Item 16. Exhibits, page 46

28.
Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed as EDGAR correspondence.

Response:  Please be advised that the legal opinion has been included with the Amendment.

Item 17. Undertakings, page 46

29.	Please revise to include the undertaking set forth at Item 512(h) of Regulation S-K or provide us with an analysis as to why you are not required to include it.

Response:  Please be advised that the undertaking set forth at Item 512(h) of Regulation S-K is included in the Amendment.

Please advise us as soon as possible if the Staff has any further comments relating to the Registration Statement or the responses provided.  You can contact the undersigned at (310) 982-2723.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia
&Carney

/s/ Gregory R. Carney
Gregory R. Carney

Enclosure

cc:        Compliance & Risk Management Solutions, Inc.